

May 8, 2015

Via E-mail
Thomas A. Davidson
Vice President
CDF Funding, Inc.
5595 Trillium Boulevard
Hoffman Estates, Illinois 60192

> **Re: GE Dealer Floorplan Master Note Trust**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 27, 2015**
> **File No. 333-115582**

Dear Mr. Davidson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K

Exhibit Index

1. We note that you list Exhibit 4.9 and Exhibit 4.10 as two different Indenture Supplements, which you incorporate by reference to your filing. Your incorporation by reference for each of these exhibits, however, references the same Exhibit 4.1 of the Form 8-K dated February 4, 2015 and filed on February 9, 2015. Please revise to correct the referenced exhibit number for Exhibit 4.10 in future filings.

2. Please revise in future filings to include the SEC file number reference for the documents that you are incorporating by reference in Exhibits 4.11, 99.6, 99.7, and 99.8 as the referenced documents were filed more than five years ago. See Item 10(d) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kayla Florio at (202) 551-3490 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Michael P. Paolillo, GE Capital
Julie Gillespie, Mayer Brown